

November 22, 2010

Mr. James E. Smith
Chairman of the Board and Chief Executive Officer
Hawthorn Bancshares, Inc.
300 Southwest Longview Boulevard
Lee's Summit, Missouri 64081

> **Re:** **Hawthorn Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **File No. 000-23636**

Dear Mr. Smith,

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 13

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 4

Allowance for Loan Losses, page 18

1. We note your disclosure on page 34 and in your Form 10-Q for the period ended September 30, 2010 related to the three components of your allowance for loan losses. As it relates to your expected loss component, please tell us in more detail how this component is

determined, and if it is determined based upon inherent losses in your portfolio as of your balance sheet date consider revising the disclosures in your future filings accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Valuation Methods for Instruments Measured at Fair Value, page 16

2. We note your disclosure describing your methodology for measuring loans for impairment and also your disclosure on page seven that you had approximately $34.7 million of impaired loans with a specific valuation allowance of $7.8 million and $31.8 million of impaired loans without specific valuation allowances at September 30, 2010. As it relates to these loans and taking into consideration your disclosure on page 32 regarding your active approach to obtain current appraisals, please tell us and revise your future filings to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
- The type(s) of appraisal typically received, such as "retail value" or "as-is" value;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and
- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

<u>Provision and Allowance for Loan Losses, page 32</u>

3. We note your disclosure on page 33 related to your troubled debt restructured loans (TDR's) and the fact that over 70% of TDR's are still accruing as of September 30, 2010. Please tell us and revise your future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans. In your response and revised disclosure please include the following:

   • Clarify if you have different policies for different loan types (e.g. real estate mortgage – commercial versus consumer);
   • How you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms;
   • For TDR's that accrue interest at the time the loan is restructured, whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;
   • The total amount of TDR's at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end; and
   • To the extent you track the information, quantify your TDR's by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.

4. We note the continued deterioration of your credit quality during the quarter ended September 30, 2010. Please tell us and revise future filings beginning with your Form 10-K for the period ended December 31, 2010 to provide a detailed and comprehensive discussion explaining the significant observed changes in your asset quality and its resulting impact on the determined allowance for credit losses, including any significant changes to its components. Please also provide us your proposed disclosure based upon the financial results for the quarter ended of September 30, 2010 taken into consideration the following:

   • Total non-performing loans have increased approximately 56% from $42.3 million as of December 31, 2009 to $65.9 million as of September 30, 2010.
   • The majority of non-performing loans as of September 30, 2010, in addition to the increases from December 31, 2009 to September 30, 2010, is primarily attributed to your real estate construction – commercial and real estate mortgage – commercial loan portfolios.
   • The ratio of non-performing loans to total loans receivable was 7.06% as of September 30, 2010 compared to 4.27% as of December 31, 2009.
   • The ratio of the allowance for loan losses to total non-performing loans was 21.18% as of September 30, 2010 as compared to 34.94% as of December 31, 2009.

- Your allowance for loan losses was $13.9 million as of September 30, 2010. During the nine-months ended September 30, 2010 net charge-offs were $7.9 million, which represents 56% and 53% of your allowance for credit losses as of September 30, 2010 and December 31, 2009, respectively.

- Your general allowance for loan losses (consisting of the expected loss and unallocated components) decreased from $8.4 million as of December 31, 2009 to $6.2 million as of September 30, 2010 despite the continued current economic conditions and your significant level of charge-offs experienced in 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

Amit Pande
Accounting Branch Chief